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14048892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of The Stars, STE. 1200
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Russo (805) 573-1856 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 PPG Plaza (Address) Pittsburg (City) PA (State) 15222 (Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 14,
by *Date* *Month* *Year*

(1) George M. Russo

(2) ______________________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARIAN KAIN
Commission # 1976801
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2016
NNA1

Place Notary Seal Above

Signature Marian Kain
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

STATEMENT OF FINANCIAL CONDITION

HFF Securities L.P.
Year Ended December 31, 2013
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

HFF Securities L.P.

Statement of Financial Condition

Year Ended December 31, 2013

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Partners
HFF Securities L.P.

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HFF Securities L.P. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

1402-1204146

HFF Securities L.P.

Statement of Financial Condition

December 31, 2013

Assets	
Current assets:	
Cash and cash equivalents	$ 12,595,175
Accounts receivable	15,883
Prepaid expenses	37,087
Total current assets	12,648,145
Property and equipment, net of accumulated depreciation of $20,015	660
Indefinite-lived intangible asset	99,617
	$ 12,748,422
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 164,949
Accrued compensation	3,471,376
Due to affiliates	4,012,391
Total liabilities	7,648,716
Partners' capital:	
General partner's capital (1 partnership unit)	50,997
Limited partner's capital (99 partnership units)	5,048,709
Total partners' capital	5,099,706
	$ 12,748,422

See accompanying notes.

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in 22 major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined in the partnership agreement) are made at the sole discretion of the General Partner (as defined in the partnership agreement). None of the partners may withdraw from the Partnership without the consent of the other partners.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment and three years for software.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments that substantially extend the useful life of an asset are capitalized.

Indefinite-Lived Intangible Asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining a Financial Industry Regulatory Authority (FINRA) license as a broker-dealer. The license is determined to have an indefinite useful economic life and is, therefore, not being amortized. The Partnership evaluates the carrying value of its intangible asset on at least an annual basis to determine whether events and circumstances indicate that impairment in value may have occurred.

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. For the year ended December 31, 2013, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and concluded that no provision for income tax is required in the Partnership's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2013, the Partnership's net capital ratio was 1.6 to 1.0. At December 31, 2013, the Partnership had net capital of $4,877,652, which was $4,367,737, in excess of its required minimum net capital of $509,915.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2013:

Furniture and equipment	$ 16,295
Capitalized software costs	4,380
Subtotal	20,675
Less accumulated depreciation and amortization	(20,015)
	$ 660

5. Related-Party Transactions

During 2013, the Partnership engaged in related-party transactions with HFF, Inc., its limited partner, and with its commercial real estate financial intermediary affiliate. At December 31, 2013, a total of $4,012,391 is due to HFF, Inc., and the financial statement intermediary affiliate as more fully described below.

During 2013, the Partnership was allocated $809,714 in share-based compensation expense from HFF, Inc. related to the issuance of restricted stock awards in Class A common stock of HFF, Inc. awarded to employees of the Partnership. These awards are accounted for as liabilities and are subject to cliff vesting if certain conditions are met. The fair value of the liability awards is calculated based on the market value of HFF, Inc.'s Class A common stock as of each reporting date and expensed ratably over the requisite service period. The restricted stock awards subject to graded vesting and cliff vesting include an estimate for forfeitures, which is adjusted on a periodic basis to reflect actual forfeiture activity. In addition, HFF, Inc. is due a total of $70,798 related to share-based profit participation expenses of the Partnership, a portion of which is subject to vesting. During 2013, the Partnership also paid $33,339 in legal fees on behalf of HFF, Inc. At December 31, 2013, a total of $2,048,713 is due to HFF, Inc. from the Partnership, which amount relates primarily to share-based compensation expense, which is recorded in personnel expense in the statement of operations.

During 2013, the Partnership was allocated $455,256 in expenses for office space and administrative services that it shares with its financial intermediary affiliate. In addition, the affiliate paid a net of $194,471 in employee-benefit expenses, professional service fees and miscellaneous operating expenses on behalf of the Partnership during the year, which expenses were partially offset by $427,508 in placement and other fees collected by the affiliate on behalf of the Partnership. The Partnership incurred $59,381 in consulting fee expenses relating to consulting services rendered by this affiliate on placement transactions and collected $679,884 in placement and other fees on behalf of the affiliate. At December 31, 2013, a total of $1,963,678 is due to the affiliate, which amount relates primarily to general office expenses, employee benefits and professional fee expenses paid by the affiliate.

6. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible losses exists, the Partnership records the accrual at the low end of the range. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

7. Subsequent Events

The Partnership has evaluated subsequent events through February 27, 2014, the date on which these financial statements were issued.